Exhibit 99.1

Brookfield Asset Management

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2012 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2012 Second Quarter Results conference call can be accessed via webcast on August 10, 2012 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS
GROWTH INITIATIVES AND RESULTS FOR SECOND QUARTER OF 2012

TORONTO, August 10, 2012 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced its financial results for the quarter ended June 30, 2012. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2012	2011	2012	2011

Funds from operations 1,2	$244	$309	$527	$540
Net income 1	138	838	554	1,116
Total return 1,2	272	840	983	1,267

Per Brookfield share
Funds from operations1,2	$0.34	$0.45	$0.74	$0.78
Net income1	0.17	1.26	0.78	1.67
Total return1,2	0.43	1.34	1.56	2.03

1.	Attributable to Brookfield shareholders. Excludes amounts attributable to non-controlling interests

2.	Non-IFRS measure. See Basis of Presentation on pages 3 and 4 for details

Bruce Flatt, CEO of Brookfield, commented that: “During the last few months we completed a record number of acquisitions, and despite market volatility, most of our operations achieved solid performance. Our strong capital position during this environment enabled us to acquire a $600 million portfolio of U.S. hydro power facilities, a joint controlling interest in a 3,200 kilometer Brazilian toll road company, a UK utility business, a £518 million portfolio of office properties in London, and over $1.5 billion of office, retail and industrial properties in the U.S. and Australia. Investors continue to allocate further capital to our investment funds.”

1 |  Brookfield Asset Management Inc. – 2012 Q2 Results

Financial Results

Despite the recent economic volatility, we recorded good financial results. We generated a Total Return for Brookfield shareholders of $272 million, or $0.43 per share, which brings our Total Return for the first half of 2012 to nearly $1 billion, or $1.56 per share. Total Return includes our share of funds from operations (“FFO”), which was $244 million, and $61 million of valuation gains; less $33 million of preferred share dividends.

FFO totalled $613 million on a consolidated basis, of which $244 million (or $0.34 per share) accrued to Brookfield shareholders, compared to $309 million of FFO for Brookfield shareholders in the same quarter a year ago. FFO reflects improved performance and economic conditions in most of our operations; however these were partially offset by below average generation in our renewable power operations and the unfavourable impact of market volatility on our investment securities. In contrast, the 2011 quarter reflected slightly below average hydroelectric power generation and a $61 million private equity monetization gain, which together accounted for most of the variance in FFO.

Valuation gains include fair value changes recorded in net income and other comprehensive income, as well as changes in incremental values that we record in respect of items not otherwise revalued under IFRS. Net gains during the quarter reflect continued increases in commercial property valuations, but these were largely offset by the impact of declining interest rates on existing contracts to lock in rates on future debt issuance, which despite being a great long-term hedge, is marked to market in our results until the actual loans are refinanced.

The intrinsic value of our common equity was $41.81 per share at June 30, compared to $40.99 at the beginning of the year, $39.31 at the end of the comparable quarter in 2011 and $42.35 at March 31. The decline in the second quarter is due largely to the impact of lower foreign exchange rates on non-U.S. operations that more than offset the total return generated in the quarter.

Consolidated net income was $379 million, of which $138 million (or $0.17 per share) accrued to Brookfield shareholders. Net income includes FFO as well as non-cash revaluation items such as accounting depreciation and changes in the appraised values of commercial properties. This compares to $838 million (or $1.26 per share) in the second quarter of 2011, which was an exceptional quarter in terms of increases in the value of commercial office and retail property asset valuations, particularly in the U.S.

Operating Highlights

•	We continued to expand our asset management franchise with both listed and private entities.

We closed on over $3 billion of capital across our private funds during the quarter, of which $2 billion came from third party investors. We are moving forward with capital campaigns on nine private funds seeking a further $4 billion of third party capital. We continue to advance the launch of our global listed property business, which will rank as one of the largest and most diversified public property businesses, and issued approximately $0.5 billion of additional equity from our listed infrastructure entity in July. Our flagship $2.6 billion infrastructure fund is almost fully committed, with a robust pipeline of deals.

•	We raised $12.1 billion of capital since March 31 through asset sales, equity issuance, fund formations and debt financings, totalling $15.7 billion of capital raised year to date.

Low interest rates, receptive credit markets and strong investor interest in our income-generating, high quality assets continued to support our capital raising and refinancing initiatives. These activities enhanced our liquidity, refinanced near-term maturities, lowered our cost of capital, extended terms and funded new investment initiatives.

2 |  Brookfield Asset Management Inc. – 2012 Q2 Results

•
We made significant investments in most of our major operating businesses, expanding the capital deployed by both our listed and private entities. We also completed a number of organic growth initiatives that increased the value of our assets and the associated cash flows.

We acquired or agreed to acquire a number of assets at attractive valuations, all of which we believe to have significant growth potential. Our property business acquired a portfolio of six office buildings and development sites in the City of London for £518 million, expanding our presence in this major global financial centre. Our renewable power unit is investing $600 million in four hydroelectric facilities that add 378 megawatts of generating capacity for customers in the southeastern United States, expanding our portfolio into a high-growth region. Our infrastructure business continues to expand its South American toll road portfolio and has reached an agreement to acquire and recapitalize a utility business in the United Kingdom, which will have an enterprise value in excess of $1 billion.

We announced the launch of a one million square foot office building in Toronto with a global professional services firm as our lead tenant, opened a fully leased office building in Perth and leased 2.7 million square feet of commercial property at rents substantially higher than the expiring leases. Our U.S. retail business is attracting new tenants, increasing occupancy across the portfolio and are considering plans of 11 anchor pads in malls acquired from a major retailer. Initial rents for new leases in our U.S. mall portfolio increased by 9.6% on a comparable basis from 2011.

In our power business, we began commercial operations at Canada’s largest wind power facility and continue to advance construction on four projects with a further 99 megawatts of installed capacity. Within our infrastructure operations, we have largely completed our $600 million Australian rail expansion, which is now contributing meaningfully to FFO, and have completed the majority of construction on our Texas transmission network. Our Brazilian residential businesses completed R$358 million of launches and contracted sales of R$737 million, a more sustainable velocity than previously experienced. We are seeing a slow but steady recovery in U.S. housing markets, which is benefitting a number of cyclical investments that are tied to U.S. homebuilding activity.

In total, we completed $1.2 billion of acquisitions and capital expansions, and plan to complete another $3.7 billion of acquisitions we have already announced, which will deploy approximately $2.6 billion of equity capital for our operating platforms and our clients.

Intrinsic Value of Common Equity

The intrinsic value of Brookfield’s common equity was $41.81 per share at June 30, 2012. This includes net tangible asset value of $35.35 per share and $6.46 per share related to the company’s asset management franchise.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.14 per share (representing US$0.56 per annum), payable on November 30, 2012, to shareholders of record as at the close of business on November 1, 2012. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements make reference to total return, funds from operations, invested capital and intrinsic value.

Total return is defined as comprehensive income excluding deferred tax expenses and the impact of foreign currency fluctuations on the long-term capital invested in non U.S. operations, and including incremental valuation adjustments for assets not otherwise revalued under IFRS. Brookfield uses total return to assess the performance of the overall business as well as individual business units.

3 |  Brookfield Asset Management Inc. – 2012 Q2 Results

Funds from operations is defined as net income prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. Brookfield uses funds from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Invested capital represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests. These balances are derived from the company’s IFRS balance sheets and are adjusted to exclude deferred income taxes and to include adjustments to present the fair value of assets and liabilities that are carried at historical book values or otherwise not reflected in the company’s IFRS balance sheets. Common equity on this basis is referred to as net tangible asset value.

Intrinsic value includes net tangible asset value, as represented by its invested capital, as well as the value attributed to the company’s asset management franchise. Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities that is not otherwise included in net tangible asset value, based on current capital under management, associated fee arrangements, and potential growth.

Total return, funds from operations, invested capital and intrinsic value and their per share equivalents are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of funds from operations, invested capital and intrinsic value and a reconciliation between funds from operations and net income attributable to Brookfield shareholders and invested capital and intrinsic value and common equity in the Supplemental Information available at www.brookfield.com.

Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the quarter ended

June 30, 2012 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our unaudited interim financial statements for the quarter ended June 30, 2012, which have been prepared using IFRS. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *
Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

4 |  Brookfield Asset Management Inc. – 2012 Q2 Results

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rate; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

5 |  Brookfield Asset Management Inc. – 2012 Q2 Results

CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30	December 31
US$ millions	2012	2011
Assets
Cash and cash equivalents	$2,539	$2,027
Other financial assets	3,468	3,773
Accounts receivable and other	6,974	6,723
Inventory	6,354	6,060
Investments	10,514	9,401
Investment properties	29,612	28,366
Property, plant and equipment	26,160	22,832
Timber	3,131	3,155
Intangible assets	4,147	3,968
Goodwill	2,549	2,607
Deferred income tax asset	1,746	2,110
Total Assets	$97,194	$91,022

Liabilities and Equity
Accounts payable and other	$9,837	$9,266
Corporate borrowings	4,354	3,701
Non-recourse borrowings
Property-specific mortgages	31,332	28,415
Subsidiary borrowings	5,549	4,441

Deferred income tax liability	5,482	5,817

Capital securities	1,263	1,650
Interests of others in consolidated funds	356	333
Equity
Preferred equity	2,443	2,140
Non-controlling interests in net assets	19,655	18,516
Common equity	16,923	16,743
Total equity	39,021	37,399
Total Liabilities and Equity	$97,194	$91,022

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CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three months ended		Six months ended
For the period ended June 30 US$ millions (except per share amounts)	2012	2011	2012	2011
Total revenues	$4,293	$3,963	$8,337	$7,376

Asset management and other services	108	95	185	171
Revenues less direct operating costs
Property	498	421	969	765
Renewable power	170	227	418	417
Infrastructure	210	191	408	372
Private equity	167	131	281	234
Equity accounted income	258	1,017	648	1,228
Investment and other income	76	71	253	204
	1,487	2,153	3,162	3,391
Expenses
Interest	613	564	1,267	1,110
Operating costs	119	116	240	228
Current income taxes	42	21	69	54
Net income prior to other items	713	1,452	1,586	1,999
Other items
Fair value changes	(106)	310	200	558
Depreciation and amortization	(287)	(231)	(584)	(452)
Deferred income taxes	59	(103)	(103)	(107)
Net income	$379	$1,428	$1,099	$1,998

Net income attributable to:
Brookfield shareholders	$138	$838	$554	$1,116
Non-controlling interests	241	590	545	882
	$379	$1,428	$1,099	$1,998

Net income per share
Diluted	$0.17	$1.26	$0.78	$1.67
Basic	$0.17	$1.32	$0.80	$1.74

Note:

The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results discussed elsewhere in this release do not.

7 |  Brookfield Asset Management Inc. – 2012 Q2 Results

RECONCILIATION OF NET INCOME TO TOTAL RETURN1

(Unaudited)	Three months ended		Six months ended
For the period ended June 30 US$ millions (except per share amounts)	2012	2011	2012	2011
Net income attributable to Brookfield shareholders (see page 7)2	$138	$838	$554	$1,116
Fair value changes included in other comprehensive income2	(74)	40	86	278
	64	878	640	1,394
remove: deferred income taxes2	(49)	49	75	(210)
add: fair value changes not included in IFRS	290	(61)	330	134
	305	866	1,045	1,318
less: preferred share dividends	(33)	(26)	(62)	(51)
Total return3	$272	$840	$983	$1,267
– Per share	$0.43	$1.34	$1.56	$2.03

(Unaudited)	Three months ended		Six months ended
For the period ended June 30 US$ millions	2012	2011	2012	2011
Total return consists of
Funds from operations3 (see below)	$244	$309	$527	$540
Valuation gains3	61	557	518	778
less: preferred share dividends	(33)	(26)	(62)	(51)
	$272	$840	$983	$1,267

Notes:

1.	See Basis of Presentation on pages 3 and 4 for details
2.	Excludes amounts attributable to non-controlling interests and foreign currency revaluations
3.	Total return, valuation gains and funds from operations are non-IFRS measures

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited)	Three months ended		Six months ended
For the period ended June 30 US$ millions	2012	2011	2012	2011
Net income prior to other items (see page 7)	$713	$1,452	$1,586	$1,999
Adjust for: fair value changes within equity accounted income	(111)	(844)	(362)	(878)
Disposition gains recorded in equity under IFRS	11	61	11	64
	613	669	1,235	1,185
Non-controlling interest	(369)	(360)	(708)	(645)
Funds from operations2	$244	$309	$527	$540

Notes:

1.	See Basis of Presentation on pages 3 and 4 for details
2.	Non-IFRS measure

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